Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858 www.kilpatricktownsend.com direct dial 202 508 5852 direct fax 202 204 5614 eolifer@kilpatricktownsend.com

July 28, 2016

VIA EDGAR

Ms. Erin E. Martin

Special Counsel

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ottawa Bancorp, Inc.

Pre-Effective Amendment No. 1 to Registration Statement on Form S-1

Filed July 20, 2016

File No. 333-211860

Dear Ms. Martin:

On behalf of Ottawa Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company on July 20, 2016. The Amended Registration Statement is being filed to include a “Recent Developments” prospectus section that reflects the Company’s results of operations for the three and six months ended June 30, 2016.

*        *        *

If you have any questions concerning this submission, please contact the undersigned at 202.508.5852 or Steve Donahoe at 202.508.5818.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Edward G. Olifer

Edward G. Olifer

Enclosures

Ms. Erin E. Martin

U.S. Securities and Exchange Commission

July 28, 2016

cc:	Christopher Dunham, U.S. Securities and Exchange Commission

Stephanie L. Sullivan, U.S. Securities and Exchange Commission

Michael Henderson, U.S. Securities and Exchange Commission

Jon Kranov, Ottawa Bancorp, Inc.

Stephen F. Donahoe, Kilpatrick Townsend & Stockton LLP